Filed by Heartland Financial USA, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed to be filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Heartland Financial USA, Inc.
Commission File No.: 001-15393
Date: May 24, 2024

The following communication was made by Heartland Financial USA, Inc. (“HTLF”) in connection with the proposed merger between HTLF and UMB Financial Corporation.

Employee Q&A

On May 24, 2024, HTLF supplemented the “All Employee Q&A” communication that was previously filed on May 3, 2024, as supplemented by a filing on May 17, 2024, with the below additions. This communication was also distributed by HTLF to its employees and posted on the HTLF intranet site available to its employees.

Branding and Location

Q. Will HTLF’s division banks be rebranded to UMB or will they keep their individual branding? Do we know if a division’s name will change to UMB or if it will  stay the same name and become a Division of UMB?
A. Over time and after close, we will establish one bank brand where the HTLF banks will become UMB Bank.  The benefits of one go-to-market name are numerous and will help alleviate customer confusion while achieving greater brand awareness in our markets.  This will be a phased approach after close, the timing of which is to be determined.

Q. Will both offices in Arizona on Camelback remain opened after transition?
A. No decisions have been made regarding any HTLF locations. We will update you as we learn more.

My Job

Q. What is the timeline for HTLF employees to meet with our UMB counterparts and teams?
A. Dedicated workstreams are being formed to manage the integration process with input from HTLF leadership. Several HTLF and UMB teams are already interacting to learn more about how each other operates, while UMB leadership teams continue on-site visits in many of our markets. Each ELT member will meet with their counterpart, but the timeline for downstream interactions will vary by department. Not all departments should expect to meet with their UMB counterpart at this point.

Q. What does UMB’s performance review cycle look like?
A. Next 90 is UMB’s approach to providing ongoing performance feedback for its associates. It is designed to help managers and associates engage in timely and effective performance conversations. These one-on-one conversations should typically take place at least once every 90 days. These two-way conversations should include some version of the following:

•	An opportunity for both the manager and the associate to share feedback.
•	A discussion of what is going well, challenges, and opportunities.
•	Sharing or reviewing performance expectations as needed.
•	A conversation about the associate’s development and career growth.

Q. Who will deliver the news to employees whether they will be retained or not? If it’s managers, will they be provided with talking points for the discussions?
A. This will vary based on the department, location, timing, etc. If an HTLF manager is part of the discussion, talking points would be provided in advance.

Q. Do we need to update our Workday profiles with updated information to be shared with UMB?
A. No updates are needed to your Workday profiles at this time.

Q. With some departments becoming short staffed what is HTLF doing to prevent burnout for employees?
A. There is no hiring freeze in place. Employees are encouraged to speak with their manager regarding any staffing issues.  We understand that uncertainty can cause stress. HTLF’s Employee Assistance Program can provide you with many resources.  Additional information can be found on Insite.

Q. If an HTLF associate applies for a UMB role and is hired and resigns from HTLF now, will their time bridge over once the deal is finalized?
A. If an HTLF associate were to resign and take a position at UMB before closing, their time of service would not be brought over at the time of closing.

Q. If we are laid off prior to the close date, will we receive severance then or have to wait till the closing date?
A. HTLF anticipates no changes to our current practices with terminations and severance payments prior to closing.

Q. A UMB is not far from my branch, Will my location close? What will happen to me if my location closes?
A. The combined branch network will be reviewed during the integration process, and please remember that until close, the companies continue to operate independently. In the event that your branch is selected for closure after the sale is complete, you would have the opportunity to apply for roles open at UMB at that time or be offered severance.

Compensation and Benefits

Q. If the transaction doesn’t close until 2025, will eligible employees receive a bonus for this year?
A. There is no impact to HTLF’s bonus or incentive programs at this time. Bonus-eligible employees will continue to be eligible to receive a 2024 bonus based on job and HTLF performance. This is assuming you stay through the communicated employment end date or through the last day of eligibility based on the incentive plan document.

Q. Would UMB consider improving their benefits where HTLF’s are better?
A. UMB reviews all of its benefits on an annual basis. HTLF’s current benefit programs are being reviewed by UMB as it looks to make decisions for the 2025 plan year.

Q. Will we still receive our health incentive for 2025 if we have already received our Gold Status and how will that roll over into UMB’s health care plans?  Will we still receive our incentive once we are under UMB’s health care benefits?
A. At this time, UMB is undertaking a thorough review of HTLF’s current benefit programs. As previously communicated, UMB will provide more information on benefits enrollment and utilization in 2025 later this year. In the meantime, you can read about the quarterly health premium incentives available at UMB through the use of the Virgin Pulse app. https://umbbenefits.com/well-being/virgin-pulse/

Q. Are there any implications with the HSA bonus? Will employees who are still employed by HTLF on January 1, 2025, who have met the 150-point requirement still receive an HSA bonus before the acquisition is finalized?
A. HTLF and UMB continue to operate as independent banks. H.S.A. contributions would apply to HTLF plans in accordance with HTLF Plan.

Q. Should we use all of our vacation hours before year 2024?
A. Prior to close, there are no changes to the current HTLF PTO policy. However, we encourage employees not to wait until November/December to use all of their PTO.
UMB is evaluating options prior to making decisions related to any unused sick time, PTO and other paid time off that may exist at the time of close. Further communication will be provided when available.

Q. HTLF uses Blue Cross which is widely accepted in Minnesota.   The information available re Cigna (UMB) is not clear as to what is the plan name and which doctors accept Cigna in Minnesota.  Obviously, this is critical to decision making for employees moving forward.  Can there be more specific information be provided to find out the specific Cigna plan names so we can determine if this is the right fit?
A. To see which healthcare providers are in-network today on UMB’s plan, go to Cigna’s website at www.cigna.com and follow these steps:

1.	Click “Find a Doctor” in the blue menu.
2.	Under “How are you covered?” select “Employer or School.”
3.	Enter your zip code and then select the type of doctor/name of doctor/facility you are looking for. Use the corresponding dropdown menu to refine your options then select “Search.”
4.	At the Login/Register menu: choose “Continue as guest.”
5.	Enter your city/state or zip code and “Continue.” Under “Please select a plan,” choose Open Access Plus. The website will display providers that are currently included in UMB’s plan.

Q. With departments becoming short staffed leaving people potentially unable to use PTO. Is the expectation still use it or lose it or will HTLF be buying back used PTO from employees?
A. Prior to close, there are no changes to the current HTLF PTO policy. We continue to encourage employees to use PTO for their health and wellbeing.
UMB is currently evaluating options prior to making decisions related to any unused sick time, PTO and other paid time off that may exist at the time of close. Further communication will be provided when available.

Q. I’m planning a trip in 1st Quarter 2025.   Can you give me your thoughts on if I stay employed with UMB would they honor these days off? I’m trying to determine if I should book it now or wait until July.
A. Prior to close, there are no changes to the current HTLF PTO policy. UMB allows associates to take PTO prior to having accrued their full allotment. Please view https://umbbenefits.com/perks-and-discounts/paid-time-off/ to learn more about UMB’s PTO allotments.

Q. Will time off requests be honored up through Q1 of 2025?
A. Prior to close, there are no changes to the current HTLF PTO policy. UMB will accept time off requests after close, expected in Q1 2025, and encourages you to review the PTO policy on the Benefits Hub.

Q. If we choose the High Deductible medical plan.  Does our paid prescription drugs apply to our deductible?
A. Yes, on UMB’s high deductible medical plan prescriptions costs are applied to your deductible.

Q. Are new requests for Tuition Reimbursement for a banking school allowed at this time?
A. These requests are being handled on an individual basis. Please talk to your manager on training requests.

Q. If an employee has accumulated banked sick time for short-term disability purposes, what will happen to the hours accumulated during the HTLF and UMB merger?
Will employees have a specific number of allotted sick days, or will it all be consolidated under PTO?
Does UMB allow any unused PTO or sick time to be rolled over into the next calendar year? Or will employees lose those hours if they are not used?
A. Our overall approach to PTO can be viewed at https://umbbenefits.com/perks-and-discounts/paid-time-off/. The UMB State-Specific Paid Time Off and Paid Sick Leave Policy can now be found on the benefits page for HTLF under the additional resources tab. Short Term Disability information can be found at https://umbbenefits.com/leave-of-absence/disability/.
The website information listed above shows how we currently handle these items today for UMB associates. As a reminder, when looking at PTO allotments, HTLF years of service will be bridged over upon joining UMB. For example, if you have 10 years of service at the time of close, you will come to UMB with 10 years of service for purposes of participation in UMB’s PTO policies.
UMB is currently evaluating options prior to making decisions related to any unused sick time, PTO and other paid time off that may exist at the time of close. Further communication will be provided when available.

Other

Q. Would UMB consider using some of the HTLF applications and/or processes?
A. Teams from both UMB and HTLF are reviewing all applications, tools, and systems to ensure effective outcomes for the combined entity.  We will update you as we know more.

Q. What vendor does UMB have for ICS (Insured Cash Sweep product)?  HTLF has customers on Intrafi and no customer is live on the new R&T (Demand Deposit Marketplace) yet.
A. UMB also uses Intrafi.

Q. Will we continue with the purchase of Cadency? If not, what reconciling software does UMB use and if we are retained, when will we be provided training?
A. This initiative is under discussion with our vendor to determine the best path forward.

The above FAQs are for informational purposes only and should not be interpreted as a guarantee of compensation, benefits or employment.  Complete information about HTLF benefits are contained in the relevant plan documents and summary plan descriptions.  In the event of a conflict between these FAQs and the governing documents (including the merger agreement or the plan documents), the governing documents will govern.  HTLF reserves the right to modify or terminate compensation and benefits at its discretion at any time.  Nothing in this communication is a promise of or a contract for employment, and employment at HTLF is at-will.

* * * * *

Cautionary Note Regarding Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Any statements about UMB Financial Corporation’s (“UMB”), Heartland Financial USA, Inc.’s (“HTLF”) or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are generally identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the business combination transaction between UMB and HTLF (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.

These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in UMB’s and HTLF’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between UMB and HTLF; the outcome of any legal proceedings that may be instituted against UMB or HTLF; the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which UMB and HTLF operate; the ability to promptly and effectively integrate the businesses of UMB and HTLF; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of UMB’s or HTLF’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by UMB’s issuance of additional shares of its capital stock in connection with the Transaction; and the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters.

These factors are not necessarily all of the factors that could cause UMB’s, HTLF’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm UMB’s, HTLF’s or the combined company’s results.

All forward-looking statements attributable to UMB, HTLF, or the combined company, or persons acting on UMB’s or HTLF’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and UMB and HTLF do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If UMB or HTLF update one or more forward-looking statements, no inference should be drawn that UMB or HTLF will make additional updates with respect to those or other forward-looking statements. Further information regarding UMB, HTLF and factors which could affect the forward-looking statements contained herein can be found in UMB’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000101382/000095017024018456/umbf-20231231.htm), and its other filings with the SEC, and in HTLF’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/920112/000092011224000026/htlf-20231231.htm), and its other filings with the SEC.

Additional Information about the Transaction and Where to Find It

This communication does not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities or a solicitation of any vote or approval. In connection with the Transaction, UMB will file with the SEC a Registration Statement on Form S-4 to register the shares of UMB capital stock to be issued in connection with the Transaction. The Registration Statement will include a joint proxy statement of UMB and HTLF that also constitutes a prospectus of UMB. The definitive joint proxy statement/prospectus will be sent to the shareholders of UMB and stockholders of HTLF seeking their approval of the Transaction and other related matters.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING UMB, HTLF, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by UMB or HTLF through the website maintained by the SEC at http://www.sec.gov or from UMB at its website, www.UMB.com, or from HTLF at its website, www.htlf.com. Documents filed with the SEC by UMB will be available free of charge by accessing the “Investor Relations” page of UMB’s website at www.https://investorrelations.umb.com/overview/default.aspx, or alternatively by directing a request by mail to UMB, Attention: Corporate Secretary, 1010 Grand Boulevard, Kansas City, Missouri 64106, and documents filed with the SEC by HTLF will be available free of charge by accessing HTLF’s website at www.htlf.com under the “Investor Relations” tab or, alternatively, by directing a request by mail to HTLF’s Corporate Secretary, 1800 Larimer Street, Suite 1800, Denver, Colorado 80202.

Participants in the Solicitation

UMB, HTLF, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of UMB and stockholders of HTLF in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of UMB and HTLF and other persons who may be deemed to be participants in the solicitation of shareholders of UMB and stockholders of HTLF in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Information about the directors and executive officers of UMB and their ownership of UMB common stock is also set forth in the definitive proxy statement for UMB’s 2024 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 3, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000101382/000119312524066457/d706079ddef14a.htm). Information about the directors and executive officers of UMB, their ownership of UMB common stock, and UMB’s transactions with related persons is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” included in UMB’s annual report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 22, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000101382/000095017024018456/umbf-20231231.htm), and in the sections entitled “Our Board of Directors” and “Stock Owned by Directors, Nominees, and Executive Officers” included in UMB’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on March 3, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000101382/000119312524066457/d706079ddef14a.htm). To the extent holdings of UMB common stock by the directors and executive officers of UMB have changed from the amounts of UMB common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of HTLF and their ownership of HTLF common stock can also be found in HTLF’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on April 9, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/920112/000092011224000086/htlf-20240409.htm) and other documents subsequently filed by HTLF with the SEC. Information about the directors and executive officers of HTLF, their ownership of HTLF common stock, and HTLF’s transactions with related persons is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” included in HTLF’s annual report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 23, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/920112/000092011224000026/htlf-20231231.htm), and in the sections entitled “Security Ownership of Certain Beneficial Owners and Management” and “Related Person Transactions” included in HTLF’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on April 9, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/920112/000092011224000086/htlf-20240409.htm). To the extent holdings of HTLF common stock by the directors and executive officers of HTLF have changed from the amounts of HTLF common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Free copies of these documents may be obtained as described above.